UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 10-C


REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder


                            JLG Industries, Inc.
              (Exact name of registrant as specified in its charter)


          1 JLG Drive, McConnellsburg, PA                     17233
    (Address of principal executive offices)               (Zip Code)


                              (7l7) 485-5161
	Registrant's telephone number, including area code

I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security      Common stock, $.20 par value

2. Number of shares outstanding before the change          7,137,909

3. Number of shares outstanding after the change          14,275,818

4. Effective date of change            September 15, 1995

5. Method of change             Stock split in form of stock dividend

   Description of transaction      Two-for-one stock split


     2/13/95                            /s/ Charles H. Diller, Jr.
          (Date)                         (Officer's signature & title)

                                  							Charles H. Diller, Jr.
                                  							Executive Vice President
                                  							and Chief Financial Officer